UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2012

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company 401(k) Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 21 pages including exhibits. An index of exhibits is on page 20.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee

Campbell Soup Company 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania

June 24, 2013

Campbell Soup Company

401(k) Retirement Plan

Statement of Net Assets Available for Benefits

(dollars in thousands)

	December 31,
	2012	2011
Assets
Investments
Investments, at fair value	$818,402	$728,744

Total Investments	818,402	728,744

Receivables
Notes receivable from participants	13,888	12,739

Total Receivables	13,888	12,739

Total Assets	832,290	741,483

Liabilities	—	—

Net assets available for benefits	$832,290	$741,483

The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

(dollars in thousands)

	Year Ended December 31,
	2012	2011
Additions to net assets attributed to:

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$67,429	$(26,312)
Interest and dividends	22,867	17,072
Other income	2	302

Total investment income (loss)	90,298	(8,938)

Interest on notes receivable from participants	779	985

Contributions:
Employer	24,218	22,489
Participant	48,097	45,789

Total Contributions	72,315	68,278

Total additions	163,392	60,325

Deductions from net assets attributed to:

Benefits paid to participants	71,967	71,016
Administrative fees	618	525

Total deductions	72,585	71,541

Net increase/(decrease)	90,807	(11,216)

Net assets available for benefits:
Beginning of year	741,483	752,699

End of year	$832,290	$741,483

The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company and its subsidiaries (“Campbell” or the “Company”), excluding those employees of the Company’s Bolthouse Farms subsidiary, as of the first day of employment and certain other former employees.

Effective January 1, 2011, the Plan was merged with the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees and the StockPot, Inc. 401(k) Plan, and assets are maintained in the custody of Mercer Trust Company (the “Trustee”).

Prior to January 1, 2011, the Plan participated in the Master Trust Under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets were maintained in the Master Trust in the custody of Fidelity Management Trust Company (“Fidelity”). The Master Trust consisted of the assets of the Plan and of another defined contribution plan of the Company within the United States, the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees.

The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions - Eligible employees authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. If they do not enroll within 45 days of their eligibility date, non-union employees and union employees at the Company’s Paris, TX facility are enrolled automatically at a before-tax contribution rate of 4% of earnings and union employees at the Company’s Sacramento, CA, Stockton, CA Dixon, CA and Napoleon, OH facilities are enrolled automatically at a before-tax contribution rate of 3% of earnings. If employees do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Eligible employees may contribute up to 50% of earnings, in before-tax or after-tax contributions per pay period. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).

In addition, the total after-tax contribution, when combined with the before-tax contribution, cannot exceed 50% of a participant’s earnings, as defined. However, in accordance with the IRC, the amount of a participant’s before-tax contribution for calendar year 2012 was limited to $17,000 ($22,500 if the participant was at least 50 years of age by the end of the year) and in calendar year 2011 was limited to $16,500 ($22,000 if the participant was at least 50 years of age by the end of the year). Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

Employer Contributions - The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings, as defined, for all non-union participants and union participants with the exception of those union employees’ at the Company’s Napoleon, OH facilities. The Company matches 60% of Napoleon, OH, union employees’ contributions on up to 5% of the employees’ earnings, as defined, beginning after one full year of service. In addition, the Company provides a 3% non-elective contribution to all eligible non-union and eligible union employees at the Company’s Paris, TX facilities hired or rehired after December 31, 2010, and all eligible employees of the StockPot location regardless of hire date. All Company contributions to the Plan are initially invested in the corresponding Vanguard Target Retirement Fund based on the participant’s expected retirement date unless this election is changed by the participant.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.

Participants can receive dividends paid on the Company’s stock held in the Campbell Soup Company Stock Fund (“Campbell Stock Fund”) as cash or reinvest the dividends back into the Campbell Stock Fund. In 2012 and 2011, dividends paid in cash were $797,948 and $544,588, respectively, and were included in interest and dividend income on the Statement of Changes in Net Assets Available for Benefits.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Non-union participants and union participants with the exception of those union participants at the Company’s Napoleon, OH facilities, are immediately vested in all Company contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon for Napoleon union participants is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

Notes Receivable from Participants - Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Longer term loans are available for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 10.5% at December 31, 2012.

Payment of Benefits - Participants may take a withdrawal of the value of the vested interest in their account after they terminate employment. Participants who are still actively working at the Company may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions.

Participants who leave employment of the Company and are under age 55 can take a lump sum or defer payment until April 1 following the year in which they turn age 70 1/2. Participants who leave employment with the Company at or after age 55 can take a lump sum, installments, or defer payments until the April 1 following the year in which they turn age 70 1/2.

Forfeited Accounts - The balance of forfeited non-vested accounts totaled $230 and $62,388, at December 31, 2012 and 2011, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2012 and 2011, $118,088 and $40,000, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Vanguard Target Retirement Funds, and the Campbell Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into the Vanguard Target Retirement Funds, based on their expected retirement date.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 expands disclosures about fair value measurement and requires common fair value measurement and disclosure requirements in accounting principles generally accepted in the United States of America and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact to the financial statements.

Valuation of Investments and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through a common collective trust fund through February 2012. The Statement of Net Assets Available for Benefits presents the contract value of the investment contracts which approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2012, the Plan no longer held any investments in common collective trust funds.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on participant loans is recorded in the investment option from which the loan originated. Net appreciation and

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administration of Plan Assets - The Plan’s assets are administered under a contract with the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

NOTE 3 – RELATED-PARTY TRANSACTIONS

Shares of Company common stock included in the Campbell Stock Fund are offered as a Plan investment to participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

(dollars in thousands)	December 31,
	2012	2011
Campbell Soup Company Stock Fund	$196,020	$193,481
American Funds Growth Fund of America	110,765	99,124
Vanguard Equity-Income Fund	64,968	57,881
Vanguard Institutional Index Fund	62,137	52,332
Blackrock Liquidity Funds -TempFund-Inst.	57,950	50,610
Charles Schwab Stable Value Fund-Inst III	—	40,144
American Funds Europacific Growth Fund	—	37,883

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(dollars in thousands)	Years Ended December 31,
	2012	2011
Mutual Funds	$58,320	$(18,916)
Common Collective Trust	—	1,612
Campbell Soup Company Stock Fund	9,109	(9,008)

	$67,429	$(26,312)

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification “Fair Value Measurement,” which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs and significant to the fair value measurement.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table summarizes instruments measured at fair value on a recurring basis for the Plan (dollars in thousands):

	Fair Value as of December 31, 2012	Fair Value Measurements at December 31, 2012 Using Fair Value Hierarchy			Fair Value as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	244,064	244,064	—	—	219,415	219,415	—	—
Target funds	166,061	166,061	—	—	131,550	131,550	—	—
Index funds	110,518	110,518	—	—	61,070	61,070	—	—
Fixed income funds	43,789	43,789	—	—	32,474	32,474	—	—
Money market funds	57,950	57,950	—	—	50,610	50,610	—	—

Total Mutual Funds	622,382	622,382	—	—	495,119	495,119	—	—

Common Collective Trust	—	—	—	—	40,144	—	40,144	—
Campbell Stock Fund	196,020	—	196,020	—	193,481	—	193,481	—

Total	818,402	622,382	196,020	—	728,744	495,119	233,625	—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds - These investments are valued at quoted net asset value (“NAV”) of shares held by the Plan at year end. These investments are classified within Level 1 of the fair value hierarchy.

Common collective trust - The common collective trust fund is valued based upon the units of the common collective trust fund held by the Plan at year end times the respective unit value. The unit value of the common collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The common collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common collective trust fund invests in assets (typically fixed-income securities or bond funds) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The Plan settled out of this investment in February 2012 and as of December 31, 2012 did not hold any investments in common collective trust funds.

The underlying investments of the common collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the common collective trust fund is not subject to any withdrawal or redemption restrictions. The

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

Plan has no unfunded commitments relating to the common collective trust fund at December 31, 2011.

The Campbell Stock Fund - The fund is comprised mainly of Campbell Soup Company common stock and also includes an investment in a temporary investment fund to maintain liquidity within the fund. Fair value is based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

In January 2011, the Plan submitted an application to the IRS for a new tax determination. As of the date of these financial statements, the Plan has not yet received the new determination letter from the IRS.

Accounting principles generally accepted in the United States of America require the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 9 – PLAN AMENDMENTS AND FUND CHANGES

On January 1, 2011 a substantial number of amendments and Plan changes became effective. The Plan merged with two other of the Company’s savings plans, the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees and the StockPot, Inc. 401(k) Plan. After the merger, the Plan was officially renamed the Campbell Soup Company 401(k) Retirement Plan. The following Plan amendments were made effective for eligible non-union participants: (1) provide retirement benefits through a Company contribution, which will vest immediately, for eligible employees hired on or after January 1, 2011; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay for all non-union Plan participants; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.

Also, effective January 1, 2011 the Administrative Committee appointed Mercer Trust Company, the Plan’s new Trustee. The Plan’s investments options were also substantially changed with the exception of the Campbell Stock Fund.

Prior to January 1, 2011 the Plan’s assets were held by the Master Trust Under Campbell Soup Company, along with the assets of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees. The Master Trust was closed effective January 1, 2011 and all assets since have been maintained within the Plan in the custody of the Trustee.

In March 2011, the Plan was amended for Paris, Texas plant employees subject to the collective bargaining agreement effective January 1, 2012 to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attain seniority on or after January 1, 2012; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.

In February 2012, the Charles Schwab Stable Value Fund was removed as an investment option in the Plan, the Vanguard Short-Term Bond Index Fund was added as an investment option in the Plan, and participants were shifted to lower expense share classes for certain of the other Vanguard funds investment options in the Plan.

Campbell Soup Company

401(k) Retirement Plan

Notes to Financial Statements

In May 2012, the Company and the union which represents certain hourly manufacturing employees at the Company’s Sacramento facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan was amended for Sacramento employees subject to the collective bargaining agreement to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attain seniority on or after January 1, 2013; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay effective July 1, 2012; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately effective July 1, 2012; (4) eliminate the one-year waiting period for the matching contributions effective July 1, 2012; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4% effective January 1, 2013.

NOTE 10 – SUBSEQUENT EVENTS

In February 2013, the Company and the union which represents certain hourly manufacturing employees at the Company’s Napoleon facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan was amended for Napoleon employees subject to the collective bargaining agreement effective January 1, 2014 to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attained seniority on or after October 22, 2006; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.

Supplemental Schedule

Campbell Soup Company

401(k) Retirement Plan

Attachment to 2012 Form 5500

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2012

EIN: 21-0419870  PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds Euro Growth Fund	Mutual fund	N/R	$41,070,670
	Pimco Real Return Fund	Mutual fund	N/R	10,940,528
	Vanguard Total Int’l Stock Index Fund	Mutual fund	N/R	5,885,055
	Vanguard Total Bond Market Index Fund	Mutual fund	N/R	6,717,916
	American Funds Growth Fund of America	Mutual fund	N/R	110,764,730
	Blackrock Liquidity Funds-TempFund - Inst.	Mutual fund	N/R	57,949,919
	T. Rowe Price Sml Cap Val Fund	Mutual fund	N/R	27,261,107
	Pimco Total Return Fund	Mutual fund	N/R	26,130,281
	Vanguard Target RET Income Fund	Mutual fund	N/R	5,512,660
	Vanguard Target RET 2010 Fund	Mutual fund	N/R	5,988,077
	Vanguard Target RET 2015 Fund	Mutual fund	N/R	20,249,904
	Vanguard Target RET 2020 Fund	Mutual fund	N/R	31,216,447
	Vanguard Target RET 2025 Fund	Mutual fund	N/R	32,546,730
	Vanguard Target RET 2030 Fund	Mutual fund	N/R	24,443,374
	Vanguard Target RET 2035 Fund	Mutual fund	N/R	14,981,720
	Vanguard Target RET 2040 Fund	Mutual fund	N/R	14,874,989
	Vanguard Target RET 2045 Fund	Mutual fund	N/R	9,404,957
	Vanguard Target RET 2050 Fund	Mutual fund	N/R	5,777,663
	Vanguard Target RET 2055 Fund	Mutual fund	N/R	1,021,909
	Vanguard Target RET 2060 Fund	Mutual fund	N/R	42,476

Campbell Soup Company

401(k) Retirement Plan

Attachment to 2012 Form 5500

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2012

EIN: 21-0419870  PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Vanguard Ext Market Index Fund	Mutual fund	N/R	7,696,965
	Vanguard Institutional Index Fund	Mutual fund	N/R	62,136,978
	Vanguard Equity-Income Fund	Mutual fund	N/R	64,967,625
	Vanguard Short-Term Bond Index Fund	Mutual fund	N/R	34,799,210
*	Campbell Soup Company Stock Fund	Company stock	N/R	196,019,613
*	Participant Loans	Interest rates from 5.25% to 10.5%		13,888,650

	Total			$832,290,153

N/R	Participant directed investment; cost not required to be reported
*	Party-in-interest as defined by ERISA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:   June 25, 2013

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	21